

DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE
COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3720

October 13, 2006

Frank A. Cassou
Executive Vice President
NextWave Wireless Inc.
12670 High Bluff Drive
San Diego, CA 92130

> **Re: NextWave Wireless Inc.
>   Form S-4
>   Filed September 15, 2006
>   File No. 333-137388**

Dear Mr. Cassou:

    We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Once you have determined the exchange ratio, please revise the cover page of the prospectus to clearly state the total number of shares of NextWave Wireless Inc. common stock being registered and the number of shares to be issued in exchange for each NextWave Wireless LLC membership unit. Similarly revise the disclosure throughout the registration statement as appropriate.

2.   Limit the pages appearing before the Prospectus Summary to the information required by Item 502 of Regulation S-K and Item 2 of Form S-4. Please delete the extraneous information, which includes the text appearing on pages iii through v, or reposition it to another location in the registration statement.

Market Price and Dividend Information, page 10

3.   Please revise to clarify that the predecessor of NextWave Wireless Inc. is required to file periodic reports with the SEC.

Reasons for the Corporate Conversion Merger, page 29

4.   Revise this section to provide a reasonably balanced discussion of any potentially negative factors associated with the corporate conversion merger and with your investors holding shares of common stock instead of LLC interests. Also expand the bullets currently appearing in this subsection to provide greater detail about the positive attributes of the corporate conversion merger. For example, refine your reference to the advantage of owning common stock in a publicly traded company as opposed to holding "LLC interests in a private company" given that NextWave Wireless LLC is a public reporting company already required to file Exchange Act reports specified by Regulation 13A. As another example, describe your intentions regarding future acquisitions in further detail, including whether or not you have any current plans to issue shares in connection with acquiring other businesses.

Material U.S. Federal Income Tax Consequences…, page 29

5.   It appears that you intend the tax discussion to be counsel's opinion. If so, please revise to clearly state that this is counsel's opinion and to identify the counsel rendering the opinion. Alternatively, advise us whether you intend to obtain and file a long-form tax opinion.

6.   We note the disclosure that the holding period in the common stock received in the corporate conversion merger "should include [the] holding period in the Company interest surrendered." Please revise to phrase the opinion more definitively. If tax counsel is using the "should" language because uncertainty exists regarding the tax consequences or it is unable to opine on the matter, it should explain why it cannot give a "will" opinion and describe the degree of uncertainty in the opinion.

The Merger Agreement, page 32

   7. We note your statement in the second paragraph that the inclusion of the merger agreement "is not intended to provide any other factual information about

NextWave Wireless Inc. or NextWave Wireless LLC" and that "such information can be found elsewhere in this document and in the other public filings…." Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

Management's Discussion and Analysis…, page 62

8.	Revise the italicized paragraph to remove the reference to the amended Form 10 and instead include management's analysis of the company's results of operations for all periods covered by the financial statements contained in the current registration statement.

Financial Statements, page F-1

9.	Please provide pro forma financial information to give effect to the change in capital structure upon the corporate conversion. Also provide similar disclosure within Selected Consolidated Financial Data and elsewhere in the filing, as applicable.

Exhibits

10.	As soon as possible, please file the legal opinion, tax opinion, and other exhibits listed in the index. We may have further comments upon review of these documents.

*	*	*	*

As appropriate, please amend your Form S-4 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they may relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Andrew Mew, Staff Accountant, at (202) 551-3377, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Derek Swanson, Attorney-Adviser, at (202) 551-3366, or me at (202) 551-3810, with any other questions.

Sincerely,

/s/ Michele M. Anderson
Michele M. Anderson
Legal Branch Chief

cc: Marita A. Makinen, Esq. (via facsimile)
        Weil, Gotschal & Manges LLP